Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No:  333-166225
September 10, 2010

Financial Results
June 30, 2010 and for the three and six
months ended June 30, 2010 (unaudited)

Selected Financial Data	18
Financial Overview	19

NEW CENTURY BANK D/B/A CUSTOMERS BANK
UNAUDITED BALANCE SHEETS

	June 30,	December 31,
	2010	2009
	(dollar amounts in thousands, except per share data)
ASSETS

Cash and due from banks	$5,405	$4,171
Interest earning deposits	138,708	58,978
Federal funds sold	692	5,658

Cash and cash equivalents	144,805	68,807
Securities available for sale, at fair value	11,989	44,588
Loans receivable, net of allowance for loan losses
2010 $12,236; 2009 $10,032	456,344	220,266
Bank premises and equipment, net	3,544	2,719
Restricted stock, at cost	3,029	2,026
Bank owned life insurance	5,056	4,955
Accrued interest receivable and other assets	8,742	6,399

Total assets	$633,509	$349,760

LIABILITIES AND STOCKHOLDERS’ EQUITY

Liabilities:
Deposits:
Demand, non-interest bearing	$43,028	$18,502
Interest bearing	509,999	295,425

Total deposits	553,027	313,927
Borrowings	11,000	11,000
Subordinated debt	2,000	2,000
Accrued interest payable and other liabilities	1,823	1,330

Total liabilities	567,850	328,257

Stockholders’ equity:
Preferred stock, par value $1,000 per share; 0 shares issued
and outstanding in 2010 and 2009	-	-
Common stock, par value $1.00 per share;
40,500,000 shares authorized; shares issued and
outstanding 2010 - 20,381,922; 2009 - 5,522,706	20,382	5,522
Surplus	63,082	29,243
Accumulated deficit	(17,768)	(13,229)
Accumulated other comprehensive loss	(37)	(33)

Total stockholders’ equity	65,659	21,503

Total liabilities and stockholders’ equity	$633,509	$349,760

See Notes to Financial Statements.

NEW CENTURY BANK D/B/A CUSTOMERS BANK
UNAUDITED STATEMENTS OF OPERATIONS

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
	(dollar amounts in thousands, except per share data)
Interest income:
Loans receivable, including fees	$5,225	$2,952	$8,696	$5,880
Securities, taxable	431	179	818	408
Securities, non-taxable	28	42	66	107
Other	70	17	94	18

Total interest income	5,754	3,190	9,674	6,413

Interest expense:
Deposits	2,014	1,370	3,545	2,884
Borrowed funds	94	138	184	279
Subordinated debt	16	39	32	92

Total interest expense	2,124	1,547	3,761	3,255

Net interest income	3,630	1,643	5,913	3,158

Provision for loan losses	1,100	8,000	5,472	8,130

Net interest (loss) income after provision for loan losses	2,530	(6,357)	441	(4,972)

Non-interest income:
Service fees	78	128	190	281
Warehouse transaction fees	547	-	703	-
Bank owned life insurance	58	57	116	113
Gains on sales of securities	774	-	1,076	168
Other than temporary impairment charge on investment securities	-	(15)	-	(15)
Other	55	50	80	72
Total non-interest income	1,512	220	2,165	619

Non-interest expense:
Salaries and employee benefits	1,777	781	3,221	1,579
Occupancy	325	313	633	630
Technology, communication and bank operations	353	225	710	455
Advertising and promotion	232	66	328	97
Professional services	414	113	889	225
FDIC assessments, taxes, and regulatory fees	339	325	615	477
Other real estate owned	70	387	452	439
Other	102	143	297	267

Total non-interest expenses	3,612	2,353	7,145	4,169

Income(loss) before tax benefit	430	(8,490)	(4,539)	(8,522)

Income tax benefit	-	-	-	-

Net income(loss)	$430	$(8,490)	$(4,539)	$(8,522)

Basic and diluted earnings(loss) per share	$0.02	$(4.14)	$(0.29)	$(4.19)

See Notes to Financial Statements.

NEW CENTURY BANK D/B/A CUSTOMERS BANK
UNAUDITED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
 For the Six Months Ended June 30, 2010
(dollars amounts in thousands)

	Number of Common Stock Shares	Common stock	Surplus	Accumulated deficit	Accumulated other comprehensive loss	Total
Balance, December 31, 2009	5,522,706	$5,522	$29,243	$(13,229)	$(33)	$21,503

Comprehensive loss:
Net loss				(4,539)		(4,539)
Change in net unrealized losses on securities available for sale, net of taxes					(4)	(4)
Total comprehensive loss						(4,543)
Common stock shares issued	14,859,216	14,860	33,747			48,607
Stock based compensation			92			92

Balance, June 30, 2010	20,381,922	$20,382	$63,082	$(17,768)	$(37)	$65,659

See Notes to Financial Statements.

NEW CENTURY BANK D/B/A CUSTOMERS BANK
UNAUDITED STATEMENT OF CASH FLOWS

Six months ended June 30,	2010	2009
	(in thousands)
Cash Flows from Operating Activities
Net (loss)income	$(4,539)	$(8,522)
Adjustments to reconcile net (loss)income to net cash provided by operating activities:
Provision for loan losses	5,472	8,130
Provision for depreciation and amortization	357	346
Net amortization of securities premiums and discounts	98	27
(Gain) loss on sale of securities	(1,076)	(168)
Stock based compensation	92	-
Valuation adjustments on OREO	342	350
Earnings on investment in bank owned life insurance	(101)	(102)
Decrease in accrued interest receivable and other assets	340	321
Increase in accrued interest payable and other liabilities	443	228
Net Cash Provided by Operating Activities	1,428	610

Cash Flows from Investing Activities
Purchases of securities available for sale	(101,634)	(3,430)
Proceeds from maturities, calls and principal repayments on securities available for sale	4,727	3,029
Proceeds from sales of securities available for sale	130,483	12,011
Purchases of restricted stock	(1,003)	(21)
Net increase in loans	(244,888)	(4,166))
Purchases of bank premises and equipment	(1,090)	(129)
Proceeds from sale of foreclosed real estate	268	360
Net Cash (Used in) Provided by Investing Activities	(213,137)	7,654

Cash Flows from Financing Activities
Net increase (decrease) in deposits	239,100	(7,935)
Net decrease in short-term borrowed funds	-	(4,000)
Proceeds from issuance of common stock	48,607	12,629
Dividends on preferred stock	-	(4)

Net Cash Provided by Financing Activities	287,707	690

Net Increase in Cash and Cash Equivalents	75,998	8,954

Cash and Cash Equivalents - Beginning	68,807	6,295
Cash and Cash Equivalents - Ending	$144,805	$15,249

Supplementary Cash Flows Information
Interest paid	$3,605	$3,117
Income taxes (refund) paid	$-	$(165)
Other real estate acquired in settlement of loans	$3,296	$2,478

See Notes to Financial Statements.

 New Century Bank

Notes to Unaudited Financial Statements

June 30, 2010

NOTE 1 - BASIS OF PRESENTATION

This quarterly report presents the financial statements of New Century Bank d/b/a Customers Bank (the Bank). The accounting and reporting policies of the Bank conform with accounting principles generally accepted in the United States of America (U.S. GAAP) and predominant practices within the banking industry.

The Bank’s unaudited interim financial statements reflect all adjustments, such as normal recurring accruals that are, in the opinion of management, necessary for fair presentation of the results of interim periods presented. The results of operations for the three and six month periods ended June 30, 2010 presented do not necessarily indicate the results that the Bank will achieve for all of 2010. You should read these interim financial statements in conjunction with the financial statements and accompanying notes that are presented in the financial statements for New Century Bank for the year ended December 31, 2009.

The financial information in this quarterly report has been prepared in accordance with the Bank’s customary accounting practices. Certain information and footnote disclosures required under U.S. GAAP have been condensed or omitted, as permitted by rules and regulations of the Securities and Exchange Commission.

The Bank evaluated its June 30, 2010 financial statements for subsequent events through the date the financial statements were issued. The Bank is not aware of any subsequent events which would require recognition or disclosure in the financial statements except the events described in Note 11.

NOTE 2 – EARNINGS PER SHARE

Basic earnings per share are computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the period.  Diluted earnings per share reflects the potential dilution that could occur if (i) options to issue common stock were exercised and (ii) warrants to issue common stock were exercised.  Potential common shares that may be issued related to outstanding stock options are determined using the treasury stock method.

The weighted average common shares outstanding for the three and six months ended June 30, 2010 were 20,381,922 and 15,588,436, respectively.  The weighted average common shares outstanding for the three and six months ended June 30, 2009 were 2,048,350 and 2,034,880, respectively.

Stock options to purchase 1,870,140 shares of common stock with an exercise price of $3.25 and warrants to purchase 1,541,783 shares of common stock with exercise prices ranging from $3.76 to $5.50 per share were outstanding and were not included in the computation of diluted earnings per share for the three months ended June 30, 2010 because the option exercise price was greater than the average market price. Stock options outstanding for 1,870,140 shares of common stock with an exercise price of $3.25 and warrants to purchase 1,541,783 shares of common stock with exercise prices ranging from $3.76 to $5.50 for the six month periods ended June 30, 2010 were not dilutive due to losses.

Stock options outstanding to purchase 45,410 shares of common stock with exercise prices ranging from $10.25 to $11.00 for the three and six month periods ended June 30, 2009 were not dilutive due to losses in 2009.

NOTE 3 – INVESTMENT SECURITIES

The amortized cost and approximate fair value of available for sale investment securities as of June 30, 2010 and December 31, 2009 are summarized as follows:

	June 30, 2010
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)
Available for Sale:
Mortgage-backed securities	$9,172	$157	$(81)	$9,248
Asset-backed securities	775	—	(2)	773
Municipal securities	2,097	—	(129)	1,968
	$12,044	$157	$(212)	$11,989

	December 31, 2009
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)
Available for Sale:
U.S. Treasury and government agency	$435	$17	$—	$452
Mortgage-backed securities	39,314	317	(228)	39,403
Asset-backed securities	843	—	(4)	839
Municipal securities	4,048	3	(157)	3,894
	$44,640	$337	$(389)	$44,588

The amortized cost and fair value of available for sale securities as of June 30, 2010, by contractual maturity, are shown below.  Expected maturities may differ from contractual maturities because the securities may be called or prepaid with or without any penalties.

	Available for Sale Amortized Cost	Fair Value
	(in thousands)
Due after ten years	$2,097	$1,968
	2,097	1,968
Mortgage-backed securities	9,172	9,248
Asset-backed securities	775	773
	$12,044	$11,989

The following table shows proceeds from sales of securities, gross gains and gross losses on sales of securities for the periods indicated:

	Six months ended June 30, 2010	Six months ended June 30, 2009
	(in thousands)
Gross gains	$1,079	$210
Gross losses	(2)	(42)

The Bank’s investments’ gross unrealized losses and fair value, aggregated by investment category and length of time for individual securities that have been in a continuous unrealized loss position, at June 30, 2010 and December 31, 2009 are as follows:

	June 30, 2010
	Less than 12 months		12 months or more		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(in thousands)
Available for Sale:
Mortgage-backed securities	$238	$(1)	$1,246	$(80)	$1,484	$(81)
Asset-backed securities	118	(1)	655	(1)	773	(2)
Municipal securities	-	-	2,097	(129)	2,097	(129)
Total investment securities
available for sale	$356	$(2)	3,998	$(210)	$4,354	$(212)

	December 31, 2009
	Less than 12 months		12 months or more		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(in thousands)
Available for Sale:
Mortgage-backed securities	$10,142	$(21)	$1,934	$(207)	$12,076	$(228)
Asset-backed securities	122	—	717	(4)	839	(4)
Municipal securities	374	(1)	1,949	(156)	2,323	(157)
Total investment securities available for sale	$10,638	$(22)	$4,600	$(367)	$15,238	$(389)

At June 30, 2010, there were four available for sale investment securities in the less than twelve month category and ten available for sale investment securities in the twelve month or more category. At December 31, 2009, there were nine available for sale investment securities in the less than twelve month category and sixteen available for sale securities in the twelve month or more category.  In management’s opinion, the unrealized losses reflect primarily changes in interest rates, such as but not limited to changes in economic conditions and the liquidity of the market, subsequent to the acquisition of specific securities. The Bank does not intend to sell and it is not more likely than not that the Bank will be required to sell the securities prior to maturity or market price recovery.

NOTE 4 - LOANS RECEIVABLE AND ALLOWANCE FOR LOAN LOSSES

The composition of net loans receivable at June 30, 2010 and December 31, 2009 is as follows:

	2010	2009
	(in thousands)
Commercial construction	$13,680	$19,161
Commercial real estate	143,188	133,433
Commercial and Industrial	32,703	25,290
Warehouse loans	247,185	16,435
Residential construction	2,651	2,581
Consumer residential	25,453	27,422
Consumer and other	3,489	5,524
Total loans	468,349	229,846
Unearned net loan origination costs and fees	231	452
Allowance for loan losses	(12,236)	(10,032)
Net loans	$456,344	$220,266

The changes in the allowance for loan losses for the three and six months ended June 30, 2010 and 2009 are as follows:

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
	(in thousands)
Balance at beginning of the period	$13,364	$2,984	$10,032	$2,876
Provision for loan losses	1,100	8,000	5,472	8,130
Loans charged off	(2,178)	(1,050)	(3,221)	(1,072)
Loan recoveries	—	—	3	—
Transfers to reserve for unfunded commitments (a)	(50)	-	(50)	-
Balance at period end	$12,236	$9,934	$12,236	$9,934

(a) At June 30, 2010, the Bank has a reserve of $50 thousand for unfunded commitments previously included within the allowance for loan losses.  The reserve for unfunded loan commitments was reclassified to other liabilities during the three months ended June 30, 2010.

Non-performing assets as of June 30, 2010 and December 31, 2009 are as follows:

Non-Performing Assets	2010	2009
	(in thousands)
Non-accrual loans	$16,679	$10,341
Loans 90 days past due and still accruing	1,359	4,119
Restructured Loans	3,775	4,690
Other real estate owned	3,841	1,155
Balance, ending	$25,654	$20,305

As of June 30, 2010 and December 31, 2009, the Bank had impaired loans of $37.7 million and $17.5 million, respectively.  The Bank identifies a loan or lease as impaired when it is probable that interest and principal will not be collected according to the contractual terms of the agreements. The allowance for loan and lease losses associated with impaired loans and leases was $8.7 million and $6.8 million, respectively, at June 30, 2010 and December 31, 2009, respectively. At June 30, 2010 and December 31, 2009, the Bank did not have any impaired loans for which there was no related allowance for loan losses recognized.  Interest income recognized on impaired loans was $950 thousand for the six months ended June 30, 2010 and $638 thousand for the year ended December 31, 2009.

On June 30, 2010, the Bank extended a term loan in the principal amount of five million dollars ($5,000,000) to Atlantic Coast Federal Corporation, which is the holding company for Atlantic Coast Bank, a federal savings bank. The Bank’s Chief Executive Officer, Jay Sidhu is the Executive Chairman of the Board of Atlantic Coast Federal Corporation and its subsidiary. This lending transaction was in the ordinary course of the Bank’s business, made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other non-affiliated customers, and did not involve more than the normal risk of collectability or present other unfavorable features. On July 31, 2010, the Bank participated $2.5 million of the principal balance of this loan to two board members and the remaining $2.5 million to three Bank investors reducing the balance to zero.

NOTE 5 - STOCKHOLDERS’ EQUITY

In February 2010, the Bank sold 10,078,139 total shares, which included 6,529,550 shares of Common Stock and 3,548,589 shares of Class B Non-Voting Common Stock at a price of $4.28 per share and in March 2010, 1,950,798 total shares, which included 761,596 shares of Common Stock and 1,189,202 shares of Class B Non-Voting Common Stock at a price of $3.76 per share (collectively, the 2010 Capital Raises).   The proceeds of the 2010 Capital Raises were $48.9 million, net of offering costs of approximately $1.8 million. As a result of the March 2010 capital raise at a price less than $4.28 per share, 1,417,902 shares of Common Stock and 490,762 shares of Class B Non-Voting Common Stock at a price of $3.76 per share have been issued to the existing investors pursuant to anti-dilution agreements between the Bank and those investors. Taking into account the impact of the anti-dilution agreements issued to investors in the 2010 Capital Raises, the two offerings accumulated to the issuance of 14.9 million shares.   Following the close of these transactions, no investor owns or controls more than 9.9% of the aggregate outstanding shares of the Bank’s Common Stock and Class B Non-Voting Common Stock, including for purposes of this calculation any shares issuable under unexercised warrants.

Each investor who participated in the 2010 Capital Raises and owns more than 9% of the common equity of the Bank has been identified by the Bank as a Lead Investor.  The 2010 Capital Raises resulted in seven Lead Investors who received warrants equal to 5% of the shares that they purchased in 2010 and have exercise prices (after taking into account anti-dilution repricing) of $3.76 per share (collectively, the 2010 Warrants).  The 2010 Warrants are for the issuance of 253,885 shares of the Bank’s Common Stock and 204,638 shares of the Bank’s Class B Non-Voting Common Stock.  The Lead Investors also have the right to invest in future capital raises until February 17, 2011 at the issuance price of $3.76 per share.

In conjunction with the 2009 capital raise, investors entered into anti-dilution agreements (the 2009 Agreements) providing them each with price protection until March 31, 2011, such that if the Bank issues any share of common stock at or prior to that date at a price less than $5.50 per share, the Bank will issue sufficient additional shares to the holders of the agreements to maintain the values of their holding of common stock at the new, lower issuance price.  Due to the 2010 Capital Raises being conducted at per share prices less than $5.50 per share, the anti-dilution provisions of the 2009 Agreements become effective.  The Bank issued 921,611 shares of the Bank’s Common Stock during the six months ended June 30, 2010.

The Bank agreed to extend and amend the anti-dilution agreements with shareholders who purchased shares in June 2009 or later, to extend anti-dilution protections from June 30, 2010 through March 31, 2011 for any capital raising transactions at a price or value below $3.76 per share, but, after June 30, 2010, only where the capital raising transaction involves share issuances for cash.

Stock Options

During the three months ended June 30, 2010, the Bank granted options to purchase 1,870,140 shares to employees at an exercise price of $3.25 per share. The stock options vest over the next five anniversaries of the date of grant. The estimated fair value of the stock options granted using a Black-Scholes option pricing model using the following assumptions: risk-free interest rate was 3.28%; an expected dividend yield 0%; an expected volatility was 20% and an expected life of seven years. The fair value of the option granted was estimated to be $1.03. The expected compensation expense to be recorded over the vesting period is $2.0 million. Share-based compensation expense was $92,000 for the three and six months ended June 30, 2010. As of June 30, 2010, there was unrecognized compensation cost of $1.9 million related to unvested stock options and the remaining cost is expected to be recognized over approximately 4.8 years.

NOTE 6 - COMPREHENSIVE INCOME (LOSS)

The components of other comprehensive income (loss) are as follows:

	Six months ended June 30,
	2010	2009
	(in thousands)
Unrealized holding gains on available for sale investment securities	$1,072	$273
Less: Reclassification adjustment for gains on sales of investment securities recognized in the net income(loss)	1,076	168
Net unrealized (loss) income	(4)	105
Income tax benefit	—	—
Other Comprehensive (Loss) income, net	$(4)	$105

 NOTE 7 - REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet the minimum capital requirements can initiate certain mandatory and possibly additional discretionary-actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Management believes, as of June 30, 2010, that the Bank meets all capital adequacy requirements to which it is subject.  The Bank’s capital amounts and ratios at June 30, 2010 and December 31, 2009 are presented below:

	Actual		For Capital Adequacy Purposes			To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio		Amount	Ratio
	(dollars in thousands)
As of June 30, 2010:
Total capital (to risk weighted assets)	$70,794	26.1%	$21,687	≥	8.0%	$27,109	≥	10.0%
Tier 1 capital (to risk weighted assets)	65,696	24.2	10,844	≥	4.0	16,266	≥	6.0
Tier 1 capital (to average assets)	65,696	11.0	23,782	≥	4.0	29,727	≥	5.0

As of December 31, 2009:
Total capital (to risk weighted assets)	$25,958	11.8%	$17,648	≥	8.0%	$22,060	≥	10.0%
Tier 1 capital (to risk weighted assets)	21,537	9.8	8,824	≥	4.0	13,236	≥	6.0
Tier 1 capital (to average assets)	21,537	6.7	12,906	≥	4.0	16,132	≥	5.0

NOTE 8 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The Bank uses fair value measurements to record fair value adjustments to certain assets and to disclose the fair value of its financial instruments.  FASB ASC 825, Financial Instruments, requires disclosure of the estimated fair value of an entity’s assets and liabilities considered to be financial instruments. For the Bank, as for most financial institutions, the majority of its assets and liabilities are considered to be financial instruments. However, many of such instruments lack an available trading market as characterized by a willing buyer and willing seller engaging in an exchange transaction. For fair value disclosure purposes, the Bank utilized certain fair value measurement criteria under the FASB ASC 820, Fair Value Measurements and Disclosures, as explained below.  The following methods and assumptions were used to estimate the fair values of the Bank’s financial instruments at June 30, 2010 and December 31, 2009:

Cash and cash equivalents:

The carrying amounts reported in the balance sheet for cash and short-term instruments approximate those assets’ fair values.

Investment Securities:

The fair value of investment securities available for sale (carried at fair value) are determined by obtaining quoted market prices on nationally recognized securities exchanges (Level 1), or matrix pricing (Level 2), which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted market prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted prices.

The carrying amount of restricted investment in bank stock approximates fair value, and considers the limited marketability of such securities.

Loans receivable:

The fair values of loans are estimated using discounted cash flow analyses, using market rates at the balance sheet date that reflect the credit and interest rate-risk inherent in the loans.  Projected future cash flows are calculated based upon contractual maturity or call dates, projected repayments and prepayments of principal. Generally, for variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values.

Accrued interest receivable and payable:

The carrying amount of accrued interest receivable and accrued interest payable approximates its fair value.

Deposit liabilities:

The fair values disclosed for demand deposits (e.g., interest and noninterest checking, passbook savings and money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts).  Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered in the market on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Borrowings:

The carrying amounts of short-term borrowings approximate their fair values.

Fair values of FHLB advances are estimated using discounted cash flow analysis, based on quoted prices for new FHLB advances with similar credit risk characteristics, terms and remaining maturity.  These prices obtained from this active market represent a market value that is deemed to represent the transfer price if the liability were assumed by a third party.

Subordinated debt:

Fair values of subordinated debt are estimated using discounted cash flow analysis, based on market rates currently offered on such debt with similar credit risk characteristics, terms and remaining maturity.

 Off-balance sheet financial instruments:

Fair values for the Bank’s off-balance sheet financial instruments (lending commitments and letters of credit) are based on fees currently charged in the market to enter into similar agreements, taking into account, the remaining terms of the agreements and the counterparties’ credit standing.

The estimated fair values of the Bank’s financial instruments were as follows at June 30, 2010 and December 31, 2009:

	June 30,		December 31,
	2010		2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in thousands)
Assets:
Cash and cash equivalents	$144,805	$144,805	$68,807	$68,807
Securities available for sale	11,989	11,989	44,588	44,588
Loans receivable, net	456,344	455,247	220,266	213,901
Restricted stock	3,029	3,029	2,026	2,026
Accrued interest receivable	1,371	1,371	2,055	2,055
Liabilities:
Deposits	553,027	556,396	313,927	316,377
Subordinated debt	2,000	2,000	2,000	2,000
Borrowings	11,000	12,765	11,000	11,290
Accrued interest payable	731	731	575	575
Off-balance sheet financial instruments:
Commitments to extend credit and letters of credit	—	—	—	—
Standby letters of credit issued on the Bank's behalf	—	—	—	—

In accordance with FASB ASC 820, Fair Value Measurements and Disclosures, the fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Fair value is best determined based upon quoted market prices.  However, in many instances, there are no quoted market prices for the Bank’s various financial instruments.  In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques.  Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows.  Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

The fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions.  If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate.  In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment.  The fair value is a reasonable point within the range that is most representative of fair value under current market conditions.

Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2:	Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability.

Level 3:	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported with little or no market activity).

An asset’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.  For financial assets measured at fair value on a recurring basis, the fair value measurements by level within the fair value hierarchy used at June 30, 2010 and December 31, 2009 are as follows:

	June 30, 2010
	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs	Total Fair Value
	(in thousands)
Mortgage-backed securities	$—	$9,248	$—	$9,248
Asset-backed securities	—	773	—	773
Municipal securities	—	1,968	—	1,968
	$—	$11,989	$—	$11,989

	December 31, 2009
	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs	Total Fair Value
	(in thousands)
U.S. Treasury and government agency	$452	$—	$—	$452
Mortgage-backed securities	1,207	38,196	—	39,403
Asset-backed securities	—	839	—	839
Municipal securities	—	3,894	—	3,894
	$1,659	$42,929	$—	$44,588

The following table summarizes financial assets and financial liabilities measured at fair value on a nonrecurring basis as of June 30, 2010 and December 31, 2009, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	June 30, 2010
	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs	Total Fair Value
	(in thousands)
Impaired Loans, net of specific reserves of $8.7 million	$—	$—	$29,028	$29,028
Other Real Estate Owned	—	—	3,841	3,841
	$—	$—	$32,869	$32,869

	December 31, 2009
	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs	Total Fair Value
	(in thousands)
Impaired Loans, net of specific reserves of $6.8 million	$—	$—	$10,780	$10,780
Other Real Estate Owned	—	—	1,155	1,155
	$—	$—	$11,935	$11,935

Fair value methodologies for financial assets valued on a nonrecurring basis are as follows:

Impaired loans:

Impaired loans are those that are accounted for under FASB ASC 450, Contingencies, in which the Bank has measured impairment generally based on the fair value of the loan’s collateral.  Fair value is generally determined based upon independent third-party appraisals of the properties, or discounted cash flows based upon the expected proceeds.  These assets are included as Level 3 fair values, based upon the lowest level of input that is significant to the fair value measurements.

Other real estate owned:

OREO is measured at fair value based on an appraisal conducted by an independent, licensed appraiser outside of the Bank using observable market data

This information should not be interpreted as an estimate of the fair value of the entire Bank since a fair value calculation is only provided for a limited portion of the Bank’s assets.  Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Bank’s disclosures and those of other companies may not be meaningful.

 NOTE 9 - LEASE COMMITMENTS

During the six months ended June 30, 2010, the Bank entered into four additional leases with initial terms through 2015.  The following chart shows the minimum commitments, under all noncancellable leases with remaining terms of more than one year (in thousands):

2010	$543
2011	1,311
2012	1,305
2013	1,291
2014	1,076
2015	670
Thereafter	3,203
$9,399

NOTE 10 – NEW ACCOUNTING PRONOUNCEMENTS

In January 2010, the FASB issued accounting guidance to enhance fair value measurement disclosures by requiring the reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reason for the transfers. Furthermore, activity in Level 3 fair value measurements should separately provide information about purchases, sales, issues and settlements rather than providing that information as one net number. These new disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, with the exception of the enhanced Level 3 disclosures, which are effective for interim and annual reporting periods beginning after December 15, 2010. The Bank applied this guidance in the first quarter of 2010 and application did not have a material impact on the Bank’s financial statements.

In July 2010, the FASB issued accounting guidance to enhance the disclosures for the Credit Quality of Financing Receivables and the Allowance for Credit Losses to assist financial statement users in assessing an entity’s credit risk exposures and evaluating the adequacy of its allowance for credit losses.  The existing disclosure guidance is amended to require an entity to provide a greater level of disaggregated information about the credit quality of its financing receivables and its allowance for loan losses and to disclose credit quality indicators, past due information, and modifications of its financing receivables. The disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. Management is currently evaluating the impact that this accounting standard update may have on the financial statements.

NOTE 11 – SUBSEQUENT EVENTS

Common Stock Issuance

In July 2010, the Bank sold 305,000 total shares, which included 25,000 shares of Common Stock and 280,000 shares of Class B Non-Voting Common Stock at a price of $3.50 per share with gross proceeds of $1.1 million. As a result of the July 2010 capital raise at a price less than $3.76 per share, 1,009,996 shares of Common Stock and 327,323 shares of Class B Non-Voting Common Stock at a price of $3.50 per share have been issued to the existing investors pursuant to anti-dilution agreements between the Bank and those investors.

Business Combination

On August 24, 2010, the Bank entered into a definitive agreement to acquire Berkshire Bancorp and its subsidiary Berkshire Bank (collectively, Berkshire) upon the formation of its Holding Company.  Berkshire is a $150 million bank holding company with 5 offices.   The Bank will issue shares of its common stock valued at the tangible book value at the monthend prior to closing for Berkshire and the Bank.  In addition, the Bank will provide Berkshire approximately $3.0 million to repurchase the preferred shares held by the U.S. Department of the Treasury under the Troubled Asset Relief Program Capital Purchase Program. The merger is expected to close in the first quarter of 2011 and will require both regulatory and each Bank’s shareholder approval.

FDIC assisted Acquisition

On July 9, 2010, the Bank acquired certain assets and assumed certain liabilities of USA Bank from the Federal Deposit Insurance Corporation (the FDIC) in a FDIC-assisted transaction. USA Bank was a full-service bank headquartered in Port Chester, New York that operated one branch location. The Bank made this acquisition to enter into the New York region and to allow the Bank to expand its geographic footprint. The loans and other real estate owned acquired as part of the Purchase and Assumption Agreement are covered by two loss share agreements between the FDIC and the Bank (one for single family residential mortgage loans and the other for all other loans and other real estate owned), which affords the Bank significant loss protection. Under the terms of the loss share agreements, the FDIC will absorb 80% of losses and share in 80% of loss recoveries. The loss share agreement for single family residential mortgage loans is in effect for 10 years from July 9, 2010 (the acquisition date) and the loss share agreement for all other loans and other real estate owned is in effect for 5 years from the acquisition date.

Under the terms of the Purchase and Assumption Agreement, the Bank has the option (through October 9, 2010) to notify the FDIC of its intent to assume the leases and to acquire the furniture and equipment of USA Bank from the FDIC at their fair market values as of the acquisition date. The Bank and the FDIC are continuing to evaluate appraisals related to USA Bank premises and equipment. Prior to the expiration of this option, the Bank will notify the FDIC of its intention to assume the leases and to purchase certain equipment. Substantially all of the USA Bank’s premises and equipment subject to the option described above has been leased from the FDIC on a month-to-month basis during the term of the option.

The statement of assets acquired and liabilities assumed (at their purchased book values) from the USA Bank acquisition are as follows:

July 9, 2010
(in thousands)
Assets Acquired
Cash and cash equivalents, including federal funds sold	$28,539
Investment securities available for sale	2,226
Loans Receivable	153,621
Other real estate owned	7,112
Accrued interest receivable	611
Other assets	430
Total assets acquired	$192,539
Liabilities Assumed
Deposits	$179,526
Other liabilities	307
Total liabilities assumed	$179,833

Net Assets Acquired	$12,706

The purchased assets and assumed liabilities will be recorded at their respective acquisition date fair values and identifiable intangible assets, if any, will be recorded at fair value.   Management has commenced the fair value analysis of all acquired assets and assumed liabilities and anticipates the finalization of these fair value measurements in the fourth quarter 2010, subject to availability of relevant information.  The Bank anticipates a pre-tax gain of approximately $20 to $23 million on the acquisition of USA Bank representing the excess of the estimated fair value of the assets acquired over the estimated fair value of the liabilities assumed and is influenced significantly by the FDIC-assisted transaction process. Under the FDIC-assisted transaction process, only certain assets and liabilities are transferred to the acquirer and, depending on the nature and amount of the Bank’s bid, the FDIC made an initial cash payment to the Bank of $25.6 million, which is subject to finalization throughout the Agreement settlement period.

Purchase of Manufactured Housing Loans

On August 6, 2010, the Bank purchased $105.8 million of manufactured housing loans for a purchase price of $95.2 million, net of the holdback purchase price.  The Agreement of Sale of Loans (the Agreement) includes a hold-back for 10% of the purchase price for the fulfillment of the provisions of the Agreement, including the payment of past due amounts for principal and interest of the purchased loans during the holdback period and servicing and indemnification obligations.  The loans purchased were originated on or before 2008 and are current with their payments as of August 6, 2010.

NEW CENTURY BANK - SELECTED FINANCIAL DATA

The following selected financial data is derived from the Bank’s audited financial statements as of and for the five years ended December 31, 2009 and the unaudited interim financial statements as of and for the three and six months ended June 30, 2010 and 2009.  The following financial data should be read in conjunction with the Financial Overview of New Century Bank’s Financial Condition and Results of Operations (included) and the Consolidated Financial Statements and related notes.

	Six months ended June 30,		Twelve months ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	(Dollar amounts in thousands except per share data)
For the Period
Interest income	$9,674	$6,413	$13,486	$15,502	$17,659	$13,917	$9,471
Interest expense	3,761	3,255	6,336	8,138	10,593	7,461	3,980
Net interest income	5,913	3,158	7,150	7,364	7,066	6,456	5,491
Provision for loan losses	5,472	8,130	11,778	611	444	416	282
Total non-interest income (loss)	2,165	619	1,043	(350)	356	479	385
Total non-interest expense	7,145	4,169	9,650	7,654	6,908	5,588	4,649
(Loss) income before taxes	(4,539)	(8,522)	(13,235)	(1,251)	70	931	945
Income tax expense (benefit)	—	—	—	(426)	(160)	275	33
Net (loss) income	$(4,539)	$(8,522)	$(13,235)	$(825)	$230	$656	$912
Basic (loss) earnings per share	$(0.29)	$(4.19)	$(3.66)	$(0.41)	$0.11	$0.33	$0.57
Diluted (loss) earnings per share	$(0.29)	$(4.19)	$(3.66)	$(0.41)	$0.11	$0.32	$0.57
At Period End
Total assets	$633,509	$266,540	$349,760	$274,038	$272,004	$234,407	$182,623
Net loans	456,344	214,329	220,266	220,876	212,109	176,147	138,100
Allowance for loan losses	12,236	9,934	10,032	2,876	2,460	2,029	1,615
Deposits	553,027	229,907	313,927	237,842	220,345	182,433	144,601
Stockholders’ equity	65,659	21,058	21,503	16,849	16,830	16,239	15,503
Tangible common equity(2)	65,659	21,058	21,503	15,869	16,830	16,239	15,503
Selected Ratios & Share Data
Return on average assets(1)	(1.84)%	(6.45)%	(4.69)%	(0.30)%	0.09%	0.31%	0.56%
Return on average equity(1)	(17.03)%	(101.14)%	(65.35)%	(4.98)%	1.40%	4.17%	7.67%
Book value per share	$3.22	$4.66	$3.89	$8.34	$8.33	$8.18	$7.81
Tangible book value per common share(2)	$3.22	$4.66	$3.89	$7.85	$8.33	$8.18	$7.81
Common shares outstanding	20,381,922	4,519,251	5,522,706	2,021,078	2,021,078	1,984,370	1,984,370

Net interest margin	2.72%	2.56%	2.62%	2.82%	2.83%	2.85%	3.42%
Equity to assets	10.36%	7.90%	6.14%	6.15%	6.19%	6.93%	8.49%
Non-performing loans	$21,813	$9,943	$19,150	$7,175	$2,069	$742	$1,158
Non-performing loans to total loans	4.66%	4.15%	8.32%	3.21%	1.63%	0.42%	0.83%
Non-performing assets	$25,654	$13,231	$20,305	$8,694	$2,069	$742	$1,694
Non-performing assets to total assets	3.44%	3.73%	5.81%	3.17%	1.28%	0.32%	0.46%
Allowance for loan losses to total loans	2.61%	4.14%	4.36%	1.29%	1.15%	1.14%	1.16%
Allowance for loan losses to non-performing loans	56.09%	99.91%	52.39%	40.08%	70.41%	237.45%	139.83%
Net charge offs	$3,218	$1,072	$4,622	$195	$13	$2	$43
Net charge offs to average loans(1)	1.37%	0.95%	2.05%	0.09%	0.01%	0.00%	0.03%
Tangible common equity to tangible assets(2)	10.36%	7.90%	6.72%	6.15%	6.19%	6.93%	8.49%
Tier 1 leverage ratio	11.05%	7.96%	6.68%	6.21%	6.22%	7.20%	8.92%
Tier 1 risk-based capital ratio	24.23%	10.00%	9.76%	7.87%	8.03%	9.92%	11.89%
Total risk-based capital ratio	26.11%	12.71%	11.77%	10.50%	10.62%	12.36%	14.61%

(1) Ratio annualized for interim periods.
(2) Our summary financial data contains information determined by methods other than in accordance with U.S. GAAP.  These measures include tangible common equity and tangible book value per common share.  Our management uses these non-GAAP measures to present historical periods comparable to current period presentation.  These disclosures should not be viewed as substitutes for the results determined to be in accordance with U.S. GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies.   As of December 31, 2008, tangible common equity equals total stockholders’ equity less preferred stock balances of $980 thousand.  Tangible book value per common share equals tangible common equity divided by common shares outstanding for the twelve months ended December 31, 2008.   The preferred shares outstanding were converted in September 2009.

FINANCIAL OVERVIEW OF NEW CENTURY BANK’S FINANCIAL CONDITION AND RESULTS OF
OPERATIONS FOR THE THREE AND SIX MONTHS ENDED

Overview

The following overview presents the material factors affecting the Bank’s financial condition as of June 30, 2010 and results of operations for the three and six month periods ended June 30, 2010 and 2009.  This discussion and analysis should be read in conjunction with the Bank’s financial statements for the year ended December 31, 2009.

Like most financial institutions, the New Century Bank d/b/a Customers Bank (the Bank) derives the majority of its income from interest it receives on its interest-earning assets, such as loans and investments.  The Bank’s primary source of funds for making these loans and investments is its deposits, on which the Bank pays interest.  Consequently, one of the key measures of the Bank’s success is its amount of net interest income, or the difference between the income on its interest-earning assets and the expense on its interest-bearing liabilities, such as deposits and borrowings.  Another key measure is the spread between the yield the Bank earns on these interest-earning assets and the rate it pays on its interest-bearing liabilities, which is called its net interest spread.

There are risks inherent in all loans, so the Bank maintains an allowance for loan losses to absorb probable losses on existing loans that may become uncollectible.  The Bank maintains this allowance by charging a provision for loan losses against our operating earnings.  We have included a detailed discussion of this process, as well as several tables describing our allowance for loan losses.

The external environment in 2009 was, and continues in the first six months of 2010 to be, very challenging as the economy struggles through a recession.  Many business customers in our market experienced a loss of revenues and there was an increase in bankruptcies.  Many overleveraged real estate customers were forced to take action to improve their cash flow due to high vacancy rates and a reduction in rents due to the reduced demand for space during the downturn.  Unemployment increased throughout 2009 and the first six months of 2010 as companies reduced expenses to manage through the challenging times.  These conditions produced stress in the asset quality of the loan portfolio primarily the commercial real estate portfolio.  There continues to be uncertainty in the external environment in 2010 and it is likely that these challenging conditions will continue in the next few years.

The Bank began a new initiative in warehouse lending in the fourth quarter of 2009.  In this business, the Bank finances mortgage loans for mortgage companies from the time of the home purchase or refinancing of a mortgage loan through the sale of the loan into the secondary market.  Most of the loans are FHA / VA loans or conforming loans which are sold through Fannie Mae and Freddie Mac.  The strategy is to stay focused on providing the financing in the lowest risk segments in this business.  Most of the revenue is derived from the interest income earned on the warehouse loan but the business also generates fee income and deposits.  The Bank expects material growth in this business in 2010 and most of its loan growth is expected to come from warehouse lending.  Warehouse lending is approximately $287.2 million or 61% of total loans at June 30, 2010 continuing its growth from $116.0 million or 35% of total loans at March 31, 2010.  This prediction about continued growth is a forward-looking statement and is subject to a number of contingencies, including an assumption that the recession may have reached bottom, and to the Bank’s estimation that borrowers will increase their borrowing activity in the coming months.  If the economy falters or remains stagnant, or if businesses delay their borrowings, it is possible that the Bank’s continued growth in this business will not occur.  Further, given the unprecedented low level of interest rates, there is no guarantee that the demand and profitability in this type of lending will continue.  If interest rates rise, refinancing activity will most likely decline.  The decline in volumes could put pressure on spreads and fee income margins.

 In addition to earning interest on its loans and investments, the Bank earns income through other sources, such as fees and other charges to its customers and bank owned life insurance (“BOLI”).  We describe the various components of this non-interest income, as well as its non-interest expense, in the following discussion.

In the second half of 2009, the Bank introduced many new initiatives to increase the deposits of the Bank.  Sales management practices were introduced along with new marketing and pricing strategies.  As a result of these changes, total deposits increased in the second half of the year by over 70% annualized with most of the growth coming from retail money market accounts and retail CDs.  A new relationship checking account was introduced during the year.  The new account features coupled with improved sales performance have caused a change in the trends.  Net checking account totals began to increase in the second half of the year after declining in previous years.  It is anticipated that this growth will continue for a period of time.  The Bank also plans to open four new branches in 2010.  It is anticipated that the combination of the changes in management along with the increase in branch locations will lead to a continued strong growth in deposits in 2010 and 2011.  It is possible that competition for deposits will increase in future periods.  It is also likely that interest rates will move higher.  If there is a material change in the external environment or management cannot successfully execute its plans, deposit growth may be more difficult than expected.

Results of Operations

Three months ended June 30, 2010 and 2009

The Bank had net income of $430 thousand for the three months ended June 30, 2010 compared to a net loss of $8.5 million for the three months ended June 30, 2009. On a basic and diluted per share basis, earnings were $0.02 per share for the three months ended June 30, 2010 compared to the net loss of $4.14 per share for the same period in 2009. Net interest income increased $2.0 million or 121.0% to $3.6 million for the three months ended June 30, 2010 compared to $1.6 million for the three months ended June 30, 2009. The provision for loan losses decreased $6.9 million to $1.1 million for the three months ended June 30, 2010 compared to $8.0 million for the same period in 2009 primarily due to the nonperforming loans increasing in 2009 without comparable increases in 2010. This is highlighted by a 153 basis point decrease in our allowance for loan losses to total loans of 2.61% at June 30, 2010 from 4.14% at June 30, 2009.  In addition, total loans increased $244.3 million, majority of the growth related to warehouse lending, which increased $247.2 million.  Warehouse lending has not had historical losses in our portfolio and we have evaluated the risk of potential losses to be at a lower rate than the Bank’s real estate portfolio.  Non-interest income was $1.5 million for the three months ended June 30, 2010, an increase of $1.3 million from $220 thousand for the three months ended June 30, 2009 related to warehouse transaction fees and investment securities sales.  Noninterest expense increased $1.3 million to $3.6 million for the three months ended June 30, 2010 from $2.4 million for the three months ended June 30, 2009 due to an increase in the number of employees at the Bank in connection with the Bank’s growth strategy, expenses related to loan workout and increased premiums for FDIC insurance. The Bank’s return on average assets was 0.3% in the second quarter 2010 compared to (12.8)% in the same period in 2009. The Bank’s return on average equity was 2.6% in the second quarter of 2010 compared to (201.2)% in the same period in 2009.

Six months ended June 30, 2010 and 2009

The Bank had a net loss of $4.5 million for the six months ended June 30, 2010 compared to a net loss of $ 8.5 million for the six months ended June 30, 2009. On a basic and diluted per share basis, the net loss was $0.29 per share for the six months ended June 30, 2010 compared to the net loss of $4.19 per share for the same period in 2009. Net interest income increased $2.8 million or 87.3% to $5.9 million for the six months ended June 30, 2010 compared to $3.2 million for the six months ended June 30, 2009. The provision for loan losses decreased $2.7 million to $5.5 million for the six months ended June 30, 2010 compared to $8.1 million for the same period in 2009 primarily due to the nonperforming loans increasing in 2009 without comparable increases in 2010. Non-interest income was $2.1 million for the six months ended June 30, 2010, an increase of $1.5 million from $619 thousand for the six months ended June 30, 2009 related to warehouse transaction fees and investment securities sales.    Noninterest expense increased $3.0 million to $7.1 million for the six months ended June 30, 2010 from $4.2 million for the six months ended June 30, 2009 due to an increase in the number of employees at the Bank in connection with the Bank’s growth strategy, expenses related to loan workout and increased premiums for FDIC insurance. The Bank’s return on average assets was (1.8)% in the first six months of 2010 compared to (6.5)% in the same period in 2009. The Bank’s return on average equity was (17.0)% in the first six months of 2010 compared to (101.1)% in the same period in 2009.

NET INTEREST INCOME

Three months ended June 30, 2010 and 2009

Net interest income (the difference between the interest earned on loans, investments and interest-earning deposits with banks, and interest paid on deposits, borrowed funds and subordinated debt) is the primary source of the Bank’s earnings.  The following table summarizes the Bank’s net interest income and related spread and margin for the periods indicated:

	Three months ended June 30,
	2010			2009
	Average balance	Interest income or expense	Average yield or cost	Average balance	Interest income or expense	Average yield or cost
	(dollars in thousands)
Interest earning assets
Interest earning deposits	$90,386	$55	0.24%	$2,429	$—	0.00%
Federal funds sold	8,878	4	0.18%	1,839	2	0.44%
Investment securities, taxable	53,178	431	3.25%	18,175	179	4.13%
Investment securities, non taxable (B)	2,653	49	7.41%	3,935	75	7.64%
Loans (A)	433,817	5,225	4.83%	227,175	2,952	5.21%
Restricted stock	2,903	11	1.52%	1,814	15	3.32%
Total interest earning assets	$591,815	$5,775	3.91%	$255,367	$3,223	5.06%
Interest-bearing liabilities
Interest checking	$11,843	$17	0.58%	$10,292	$19	0.74%
Money market	155,687	701	1.81%	28,020	76	1.09%
Other Savings	8,815	13	0.59%	12,492	26	0.83%
Certificates of deposit	298,040	1,283	1.73%	160,514	1,249	3.12%
Total interest bearing deposits	474,385	2,014	1.70%	211,318	1,370	2.60%
Other borrowings	14,769	110	2.99%	19,301	177	3.68%
Total interest-bearing liabilities	489,154	2,124	1.74%	230,619	1,547	2.69%
Non-interest-bearing deposits	38,270	—		17,791
Total deposits & borrowings	$527,424	$2,124	1.62%	$248,410	$1,547	2.50%
Net interest income (B)		3,651			1,676
Tax equivalent adjustment		21			33
Net interest income		$3,630			$1,643
Interest spread			2.29%			2.56%
Net interest margin			2.76%			2.65%
Net interest margin tax equivalent (B)			2.78%			2.71%

(A)	Includes non-accrual loans, the effect of which is to reduce the yield earned on loans, and deferred loan fees.
(B)	Full tax equivalent basis, using a 34% statutory tax rate to approximate interest income for a taxable asset.

Net interest income was $3.6 million for the three months ended June 30, 2010 compared to $1.6 million for the same period in 2009, an increase of $2.0 million or 120.9%.  Interest income on loans, investments and interest earning deposits was $5.8 million in the second quarter of 2010 compared to $3.2 million in the same period of 2009, an increase of $2.6 million or 79.2%.  Meanwhile, interest expense on deposits and borrowed funds was $2.1 million in the three months ended June 30, 2010, an increase of $577 thousand or 37.3%, from $1.5 million for the same period in 2009.    Average interest earning assets increased $336.4 million as the yield on interest earning assets decreased 115 basis points to 3.91% in the three months ended June 30, 2010 from 5.06% for the three months ended June 30, 2009 due to the continued decline of interest rates through the second quarter of 2010 and the movement of loans onto non-accrual status during the second half of 2009 and first quarter 2010.   Average interest bearing liabilities increased $258.5 million to $485.2 million at June 30, 2010 while the interest paid on these liabilities decreased by 95 basis points from June 30, 2009 due to the reduced rates of time deposits being replaced by money market accounts at lower interest rates.   The cost of funds for total deposits and borrowings decreased 88 basis points to 1.62% in the second quarter of 2010 from 2.50% in the second quarter of 2009 due to the continuing decline of interest rates, primarily time deposit accounts.

The key measure of the Bank’s net interest income is its net interest margin.  The Bank’s net interest margin increased slightly to 2.78% in the three months ended June 30, 2010 from 2.71% in the same period of 2009.  This increase was primarily attributable to lower yields on loans due to the downward re-pricing of variable rate commercial loans in a falling rate environment being offset by lower costs on money market and time deposit accounts.

Six months ended June 30, 2010 and 2009

Net interest income (the difference between the interest earned on loans, investments and interest-earning deposits with banks, and interest paid on deposits, borrowed funds and subordinated debt) is the primary source of the Bank’s earnings.  The following table summarizes the Bank’s net interest income and related spread and margin for the periods indicated:

	Six months ended June 30,
	2010			2009
	Average balance	Interest income or expense	Average yield or cost	Average balance	Interest income or expense	Average yield or cost
	(dollars in thousands)
Interest earning assets
Interest earning deposits	$71,581	$65	0.18%	$1,793	$1	0.11%
Federal funds sold	7,080	7	0.20%	1,488	2	0.27%
Investment securities, taxable	51,280	818	3.22%	18,175	408	4.36%
Investment securities, non taxable (B)	3,067	100	6.58%	3,935	162	6.40%
Loans (A)	356,543	8,696	4.92%	227,175	5,880	5.25%
Restricted stock	2,467	22	1.80%	1,814	15	1.67%
Total interest earning assets	$492,018	$9,708	3.98%	$255,367	$6,468	5.11%
Interest-bearing liabilities
Interest checking	$11,547	$33	0.58%	$10,292	$61	1.11%
Money market	123,028	1,078	1.77%	28,020	183	1.25%
Other Savings	8,617	26	0.61%	12,492	55	1.02%
Certificates of deposit	250,152	2,408	1.94%	160,514	2,585	3.30%
Total interest bearing deposits	393,344	3,545	1.82%	211,318	2,884	2.78%
Other borrowings	14,101	216	3.09%	19,301	371	3.57%
Total interest-bearing liabilities	407,445	3,761	1.86%	230,619	3,255	2.85%
Non-interest-bearing deposits	31,281			17,791
Total deposits & borrowings	$438,726	$3,761	1.73%	$248,410	$3,255	2.64%
Net interest earnings (B)		5,947			3,213
Tax equivalent adjustment		34			55
Net interest earnings		$5,913			$3,158
Interest spread			2.25%			2.47%
Net interest margin			2.72%			2.56%
Net interest margin tax equivalent (B)			2.73%			2.61%

(A)	Includes non-accrual loans, the effect of which is to reduce the yield earned on loans, and deferred loan fees.
(B)	Full tax equivalent basis, using a 34% statutory tax rate to approximate interest income as a taxable asset.

Net interest income was $5.9 million for the six months ended June 30, 2010 compared to $3.2 million for the same period in 2009, an increase of $2.7 million or 85%.  Interest income on loans, investments and interest earning deposits was $9.7 million in the first half of 2010 compared to $6.5 million in the same period of 2009, an increase of $3.2 million or 50.1%.  Meanwhile, interest expense on deposits and borrowed funds was $3.8 million in the six months ended June 30, 2010, an increase of $506 thousand or 15.5%, from $3.3 million for the same period in 2009.    Average interest earning assets increased $236.9 million as the yield on interest earning assets decreased 113 basis points to 3.98% for the six months ended June 30, 2010 from 5.11% at June 30, 2009 due to the continued decline of interest rates through the first two quarters of 2010 and the movement of loans into non-accrual status.

PROVISION FOR LOAN LOSSES

Three and six months ended June 30, 2010 and 2009

The provision for loan losses was $1.1 million and $5.5 million for the three and six months ended June 30, 2010, respectively, decreases of $6.9 million and $2.7 million, respectively from the same periods of 2009.  These decreases were primarily due to significant increases in non-performing loans in 2009 that did not continue at the same levels in 2010, charge-offs of problem loans in 2010, however, this decrease is marginally offset by the continued decline in the value of real estate in our market area and the significant economic downturn faced by the national and regional economies continuing through the second quarter 2010. For more information about our provision and allowance for loan and lease losses and our loss experience see “Credit Risk” and “Asset Quality” within these statements for further information regarding the Bank’s provision for loan losses, allowance for loan losses and net charge-offs generally and additional discussion of the Bank’s non-performing loans.

NON-INTEREST INCOME

The chart below shows the Bank’s results in the various components of non-interest income for the three and six months ended June 30, 2010 and 2009.

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
	(in thousands)		(in thousands)
Service fees	$78	$128	$190	$281
Warehouse transaction fees	547	—	703	—
Bank owned life insurance	58	57	116	113
Gains on sales of investment securities	774	—	1,076	168
Other than temporary impairment on investment	—	(15)	—	(15)
Other	55	50	80	72
Total non-interest income	$1,512	$220	$2,165	$619

Three months ended June 30, 2010 and 2009

Non-interest income was $1.5 million for the three months ended June 30, 2010, an increase of $1.3 million from $220 thousand for the three months ended June 30, 2009.  This change is primarily due to the increased warehouse transaction fees of $547 thousand and increases in gains on sales of investment securities of $774 thousand in the second quarter of 2010.

Service and warehouse transaction fees represent a significant component of non-interest income and were $78 thousand and $547 thousand, respectively, in the second quarter of 2010, a net increase of $498 thousand or 392.0% from the same period in 2009.  This was due to the establishment of a warehouse lending division which generated transaction fees of $547 thousand for the three months ended June 30, 2010 offset by a decrease in loan and deposit service fees of $50 thousand.

The Bank sold $98.1 million of investment securities in the second quarter of 2010 for a gain of $774 thousand, compared to no sales in the same period of 2009.  The gains in 2010 were primarily related to the sales of US agency, municipal and mortgage backed securities.

Six months ended June 30, 2010 and 2009

Non-interest income was $2.1 million for the six months ended June 30, 2010, an increase of $1.5 million from $619 thousand for the six months ended June 30, 2009.  This change is primarily due to the increased service and warehouse transaction fees of $612 thousand and increases in gains on sales of investment securities of $908 thousand in the for the six months ended June 30, 2010.

Service and warehouse transaction fees were $190 thousand and $703 thousand, respectively, in the first half of 2010, a net increase of $613 thousand or 218.9% from the same period in 2009.  Warehouse transaction fees of $703 thousand for the six months ended June 30, 2010 were offset by a decrease in loan and deposit service fees of $91 thousand.

The Bank sold $130.5 million of investment securities in the first half of 2010 for a gain of $1.1 million, compared to sales of $12 million in the same period of 2009.  The gains in 2010 were primarily due to the sales of US agency, municipal and mortgage backed securities.

NON-INTEREST EXPENSE

The below chart shows the Bank’s results in the various components of non-interest expense for the three and six months ended June 30, 2010 and 2009.

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
	(in thousands)		(in thousands)
Salaries and employee benefits	$1,777	$781	$3,221	$1,579
Occupancy	325	313	633	630
Technology, communication and bank operations	353	225	710	455
Advertising and promotion	232	66	328	97
Professional services	414	113	889	225
FDIC assessments, taxes, and regulatory fees	339	325	615	477
Other real estate owned	70	387	452	439
Other	102	143	297	267
Total non-interest expense	$3,612	$2,353	$7,145	$4,169

Three months ended June 30, 2010 and 2009

Non-interest expense was $3.6 million for the three months ended June 30, 2010, an increase of $1.3 million from $2.4 million for the same period in 2009.  The increase was largely due to an increase in personnel and operational expenses.

Salaries and employee benefits represent the largest component of non-interest expense and were $1.8 million in the second quarter of 2010 compared to $781 thousand in the second quarter of 2009, an increase of $996 thousand.  This increase was primarily driven by management and staff increases of approximately 45 employees since June 30, 2009 related to building our infrastructure for our planned growth and stock based compensation expense of $92 thousand recorded for the stock options granted during the second quarter 2010.

Technology, communications and bank operations expense was $353 thousand in the three months ended June 30, 2010, an increase of $128 thousand or 57% from the $225 thousand in the same period of 2009 due to software maintenance for the planned growth.

Expenses related to professional services increased to $414 thousand in the second quarter of 2010 from $113 thousand in the same period of 2009.  This increase was primarily attributable to legal expenses related to regulatory filings and loan workouts or foreclosure of loans.

Advertising and promotion expense increased 252% or $166 thousand to $232 thousand in the second quarter of 2010 from $66 thousand in the second quarter of 2009.  This increase is attributable to the increases in advertising and promotions for deposit products in 2010.

Other real estate owned (OREO) expenses decreased $317 thousand to $70 thousand for the three months ended June 30, 2010 from $387 thousand in the same period of 2009.  At June 30, 2010, the Bank has four properties identified as OREO.   During the three months ended June 30, 2009, the Bank adjusted the fair value of the OREO properties by $350 thousand.

Six months ended June 30, 2010 and 2009

Non-interest expense was $7.1 million for the six months ended June 30, 2010, an increase of $3.0 million from $4.2 million for the same period in 2009.  The increase was largely due to an increase in personnel, impairment and ongoing costs of other real estate owned and professional fees related to legal expenses.

Salaries and employee benefits represent the largest component of non-interest expense and were $3.2 million for the six months ended June 30, 2010 compared to $1.6 million for the same period during 2009, an increase of $1.6 million.  This increase was primarily driven by management and staff increases of approximately 45 employees since June 30, 2009 related to building our infrastructure for our planned growth and stock based compensation expense of $92 thousand recorded for the stock options granted during the second quarter 2010.

Technology, communications and bank operations expense was $710 thousand for the six months ended June 30, 2010, an increase of $255 thousand or 56% from the $455 thousand for the same period of 2009 due to software maintenance for the planned growth.

Advertising and promotion expense increased 239.4% or $231 thousand to $328 thousand for the six months ended June 30, 2010 from $97 thousand for the six months ended June 30, 2010 2009.  This increase is attributable to the increases in advertising and promotions for deposit products in 2010.

Expenses related to professional services increased to $889 thousand for the six months ended June 30, 2010 from $225 thousand in the same period of 2009.  This increase was primarily attributable to legal expenses related to regulatory filings and loan workouts or foreclosure of loans.

FDIC assessments, taxes and regulatory fees increased 29% or $138 thousand to $615 thousand for the six months ended June 30, 2010 from $477 thousand for the six months ended June 30, 2009.  This increase is attributable to the increases in FDIC premiums from $381 thousand to $518 thousand in 2010.

Other real estate owned (OREO) expenses for 2010 remained relatively consistent with those recognized during 2009, $452 thousand and $439 thousand for the six months ended June 30, 2010 and 2009, respectively.  At June 30, 2010, the Bank had four properties identified as OREO and five properties at June 30, 2009.

INCOME TAXES

Three and six months ended June 30, 2010 and 2009

The Bank recognized no income tax benefit for the six months ended June 30, 2010 or 2009 due to losses incurred and a valuation allowance for the current tax benefit.  The Bank established a valuation allowance in 2008 to reduce the deferred tax assets to an amount we considered to be recoverable.  Management periodically evaluates the recoverability of its deferred tax assets to determine if the valuation allowance should be adjusted.

FINANCIAL CONDITION

GENERAL

The Bank’s total assets were $633.5 million at June 30, 2010, an 81% increase from the $349.8 million at December 31, 2009.  The main components of this change were increases in cash and cash equivalents and loans receivable.  The Bank’s total liabilities were $567.9 million at June 30, 2010, an increase of 73.0% from $328.3 million at December 31, 2009.  The main component of this change was an increase in deposits, primarily money market and certificates of deposit accounts.

The following table sets forth certain key condensed balance sheet data:
	June 30,	December 31,
	2010	2009
	(dollars in thousands)
Cash and cash equivalents	$144,805	$68,807
Total investment securities	11,989	44,588
Total loans receivable	468,580	230,298
Total assets	633,509	349,760
Earning assets	622,998	341,548
Total deposits	553,027	313,927
Total borrowings	13,000	13,000
Total liabilities	567,850	328,257
Total stockholders’ equity	65,659	21,503

CASH AND DUE FROM BANKS

Cash and due from banks consists mainly of vault cash and cash items in the process of collection.  These balances totaled $5.4 million at June 30, 2010.  This represents a $1.2 million increase from $4.2 million at December 31, 2009.  These balances vary from day to day, primarily due to variations in customers’ deposits with the Bank.

INTEREST-EARNING DEPOSITS WITH BANKS

The Bank’s interest earning deposits consist of deposits at the FHLB of Pittsburgh (FHLB-P) of $8.2 million and the Federal Reserve Bank of $130.5 million.  These deposits increased $79.7 million at June 30, 2010 from $59.0 million at December 31, 2009.  This balance varies from day to day, depending on several factors, such as variations in customers’ deposits with the Bank and the payment of checks drawn on customers’ accounts.   The growth of interest earning deposits is primarily attributable to growth of deposits and proceeds from the capital offerings completed during the first half of 2010, offset somewhat by the Bank’s growth of the loan portfolio.

FEDERAL FUNDS SOLD

Federal funds sold consist of overnight interbank lending through Atlantic Central Bankers Bank.  These funds totaled $692 thousand at June 30, 2010, representing a decrease of $5.0 million from the $5.7 million at December 31, 2009.  This balance varies day-to-day, based upon the short-term fluctuations in the net cash position of the Bank.

INVESTMENT SECURITIES

The Bank’s investment securities portfolio is an important source of interest income and liquidity.  It consists of U.S. Treasury, government agency and mortgage-backed securities (guaranteed by an agency of the United States government and non-agency guaranteed), municipal securities, domestic corporate debt, and asset-backed securities.  In addition to generating revenue, the Bank maintains the investment portfolio to manage interest rate risk, provide liquidity, provide collateral for other borrowings and diversify the credit risk of earning assets.  The portfolio is structured to maximize net interest income, given changes in the economic environment, liquidity position and balance sheet mix.

At June 30, 2010, the Bank’s investment securities of $12.0 million were classified as available for sale.  This represents a decrease of $32.6 million or, 73.1% from $44.6 million at December 31, 2009.  The decrease was largely due to sales of investment securities of $130.5 million and $4.7 million of normal maturities, calls, principal repayments and offset by the purchase of $101.6 million of mortgage backed securities.  The Bank evaluates its investment portfolio periodically to assess the risk associated with the portfolio and the current interest rate environment.

The investment securities portfolio’s composition changes periodically as a result of restructuring transactions, taken primarily to manage liquidity, capital and interest rate risks.  The Bank had a concentration greater than 10% of stockholders' equity in Fannie Mae ($6.2 million) and Ginnie Mae ($1.0 million) at June 30, 2010.

At June 30, 2010, the Bank held $4.0 million in investment securities that were impaired based on having a fair value lower than amortized cost for at least twelve consecutive months.  The Bank considers these securities to be temporarily impaired primarily due to interest rate changes and a lack of liquidity in the market.  The Bank does not intend to sell and it is not more likely than not that the Bank will be required to sell the securities prior to maturity or market price recovery. Management believes that there is no other than temporary impairment of these securities as of June 30, 2010.

LOANS

Our existing lending relationships are primarily with small businesses and individual consumers in Chester and Delaware Counties and to a lesser extent in surrounding markets.  Our loan portfolio is primarily comprised of warehouse loans, commercial real estate, construction and development, and commercial and industrial loans.

Loans outstanding (net of the allowance for loan losses) grew to $456.3 million at June 30, 2010, an increase of $236.1 million or 107.2%, from $220.3 million at December 31, 2009.  The growth of the loan portfolio was generally in the warehouse lending facilities initiated in 2009.  The composition of net loans receivable at June 30, 2010 and December 31, 2009 is as follows:

	June 30, 2010	December 31, 2009
	(in thousands)
Commercial construction	$13,680	$19,161
Commercial real estate	143,188	133,433
Commercial and Industrial	32,703	25,290
Warehouse loans	247,185	16,435
Residential construction	2,651	2,581
Consumer residential	25,453	27,422
Consumer and other	3,489	5,524
Total loans	468,349	229,846
Unearned net loan origination costs and fees	231	452
Allowance for loan losses	(12,236)	(10,032)
Net loans receivable	$456,344	$220,266

Our commercial and construction credit relationships are monitored on a periodic basis to evaluate the cash flows available for the repayment of loans.  Management emphasizes loan quality and close monitoring of potential problem credits. Credit risk identification and review processes are utilized to assess and monitor the degree of risk in the loan portfolio.  Our lending and credit administration groups are charged with reviewing the loan portfolio and identifying changes in the economy or in a borrower’s circumstances which may affect (i) the borrower’s ability to repay the loan, or (ii) the underlying value of the pledged collateral.  As a warehouse lender, the Bank provides a form of financing to mortgage bankers by purchasing the underlying residential mortgages on a short-term basis under a master repurchase agreement.  The Bank is subject to the risks associated with such lending, including, but not limited to, the risks of fraud, bankruptcy and default of the underlying residential borrower, any of which could result in credit losses.  Our warehouse lending division monitors these mortgage bankers and the underlying residential borrowers by obtaining financial and other relevant information to reduce these risks during the lending period.

As is typical with most community banks, the Bank has a high concentration (91.7%) of its loans secured by real estate at June 30, 2010. Construction and Commercial real estate represent 3.5% of the loan portfolio (by collateral type), although exposure in construction loans has been gradually winding down over the past year. It is in the construction and commercial real estate secured portion of the loan portfolio that we are experiencing the most difficulty with delinquent and non-accrual loans. Although we believe that we have identified and appropriately allocated reserves against the riskiest of our loans in construction and commercial real estate, the possibility of further deterioration before the real estate market turns around presents the opportunity for increased allocations of the Allowance for Loan Losses (ALLL) in that area in the future.

Other than the concentrations already addressed in warehouse lending, construction and real estate, the Bank has no large exposures in other risky industries such as restaurants, home heating oil businesses or other industries that are typical viewed as high risk.

CREDIT RISK

The Bank manages credit risk by maintaining diversification in its loan portfolio, by establishing and enforcing rigorous underwriting standards, by intensive collection efforts and by establishing and performing periodic loan classification reviews by management.  Management also attempts to anticipate and allow for credit risks by maintaining an adequate allowance for loan losses, to which credit losses are charged when they are identified and to which provisions are added when they are anticipated to be incurred.  The ALLL is evaluated periodically as Management and the board of directors deem appropriate.

The provision for loan losses was $1.1 million and $5.5 million for the three and six months ended June 30, 2010, respectively.  The allowance for loan losses was $12.2 million or 2.61% of total loans at June 30, 2010 and $10.0 million, or 4.36% of total loans, at December 31, 2009.  The decrease in the allocation of the allowance for loan losses to total loans is due to the increase in warehouse loans at June 30, 2010 which do not have a historical loss history. Net charge-offs were $2.2 million and $3.2 million for the three and six months ended June 30, 2010, respectively.  Net charge-offs increased $2.2 million at June 30, 2010 compared to the $1.1 million of net charge offs for the six months ending June 30, 2009.

The chart below depicts the Bank’s allowance for loan losses for the periods indicated.

	Six Months ended June 30,		Year ended December 31,
	2010	2009	2009
	(in thousands)
Balance, January 1	$10,032	$2,876	$2,876
Provision for loan losses	5,472	8,130	11,778
Loans charged off	(3,221)	(1,072)	(4,630
Recoveries	3	—	8
Transfers to reserve for unfunded commitments (a)	(50)	—	—
Balance, End of Period	$12,236	$9,934	$10,032

(a) At June 30, 2010, the Bank has a reserve of $50,000 for unfunded commitments previously included within the allowance for loan losses.  The reserve for unfunded loan commitments was reclassified to other liabilities during the three months ended June 30, 2010.

 ASSET QUALITY

The Bank had impaired loans totaling $37.7 million at June 30, 2010, compared to $17.5 million at December 31, 2009.  Non-accrual loans totaled $16.7 million at June 30, 2010, an increase of $6.4 million from $10.3 million at December 31, 2009.  The Bank had charge-offs of $3.2 million during the six months ended June 30, 2010, compared with $1.1 million for the same period in 2009.   There were $3.8 million and $1.2 million of other real estate owned (OREO) as a result of foreclosure or voluntary transfer to the Bank at June 30, 2010 and December 31, 2009, respectively.  These amounts are included in Other Assets on the Balance Sheets.

The tables below set forth non-performing loans, non-performing assets and asset quality ratios at June 30, 2010 and December 31, 2009.

	June 30, 2010	December 31, 2009
	(dollars in thousands)
Non-accrual loans	$16,679	$10,341
Loans 90+ days delinquent still accruing	1,359	4,119
Restructured loans	3,775	4,690
Non-performing loans	21,813	19,150
Other real estate owned	3,841	1,155
Non-performing assets	$25,654	$20,305

	June 30, 2010	December 31, 2009
Non-accrual loans to total loans	3.56%	4.49%
Non-performing loans to total loans	4.66%	8.32%
Non-performing assets to total assets	3.44%	5.81%
Non-accrual loans and 90+ days delinquent to total assets	2.85%	4.13%
Allowance for loan losses to:
Total loans	2.61%	4.36%
Non-performing loans	56.09%	52.39%
Non-performing assets	47.70%	49.41%

The table below sets forth the types of loans that were non-performing at June 30, 2010 and December 31, 2009.

	June 30, 2010	December 31, 2009
	(dollars in thousands)
Commercial construction	$5,527	$2,835
Consumer residential	1,058	672
Commercial real estate	14,517	14,786
Commercial and industrial	707	721
Consumer and other	4	136
Total non—performing loans	$21,813	$19,150

The Non-Performing loans increased $2.7 million of which $2.5 million related to one construction loan relationship, offset by partial charge-offs of $0.5 million for one relationship within the commercial real estate portfolio and the remaining charge-offs within the remaining categories within the loan portfolio.

The Bank seeks to manage its credit risk through the diversification of the loan portfolio and the application of policies and procedures designed to foster sound credit standards and monitoring practices.  While various degrees of credit risk are associated with substantially all investing activities, the lending function carries the greatest degree of potential loss.

PREMISES AND EQUIPMENT AND OTHER ASSETS

The Bank’s premises and equipment, net of accumulated depreciation, was $3.5 million at June 30, 2010 and $2.7 million at December 31, 2009.  The increase in premises and equipment is due to the opening of branches in 2010 and an investment in technology.  The Bank’s restricted stock holdings at June 30, 2010 and December 31, 2009 were $3.0 million and $2.0 million, respectively.  These consist of stock of the Federal Reserve Bank, FHLB-P, and Atlantic Central Bankers Bank, and are required as part of our relationship with these banks.

Other assets increased $2.3 million to $8.7 million at June 30, 2010 from $6.4 million at December 31, 2009.  The other assets increased $2.7 million primarily due to the additions of two properties acquired through foreclosure to $3.8 million at June 30, 2010 compared to $1.2 million at December 31, 2009, the receipt of an income tax refund of approximately $0.3 million and the amortization of the prepaid FDIC premiums of approximately $0.5 million.

DEPOSITS

The Bank offers a variety of deposit accounts, including checking, savings, money market and time deposits.  Deposits are obtained primarily from the Bank’s service area.  Total deposits grew to $553.0 million at June 30, 2010, an increase of $239.1 million or 76.2% from $313.9 million at December 31, 2009.  As a result of marketing and pricing strategies instituted in the second half of 2009, the growth during 2010 continues to be from retail money market accounts of $116.5 million and retail time deposits of $193.2 million.  Brokered time deposits increased by $76.1 million to $106.2 million at June 30, 2010.   The Bank considers the use of brokered time deposits a temporary funding source and anticipates reducing brokered time deposits in the third quarter to less than 10% of total deposits.

CAPITAL ADEQUACY

Stockholders’ equity increased to $65.7 million at June 30, 2010 from $21.5 million at December 31, 2009, a $44.2 million increase.  During the first half of 2010, the Bank raised approximately $48.6 million (net of $1.9 million of costs) through the issuance of 10,078,139 total shares, which included 6,529,550 shares of Common Stock and 3,548,589 shares of Class B Non-Voting Common Stock at a price of $4.28 per share and in March 2010, 1,950,798 total shares, which included 761,596 shares of Common Stock and 1,189,202 shares of Class B Non-Voting Common Stock at a price of $3.76 per share.   In addition, 2,339,513 shares of Common Stock and 490,762 shares of Class B Non-Voting Common Stock at a price of $3.76 per share have been issued to certain existing investors pursuant to anti-dilution agreements between the Bank and those investors. Taking into account the impact of the anti-dilution agreements issued to investors in the February and March offerings, the two offerings accumulated to the issuance of 13.4 million shares.   Following the close of these transactions, no investor owns or controls more than 9.9% of the aggregate outstanding shares of the Bank’s Common Stock and Class B Non-Voting Common Stock, including for purposes of this calculation any shares issuable under unexercised warrants.

The Bank is subject to various regulatory capital requirements that are monitored by federal banking agencies. Failure to meet minimum capital requirements can lead to certain supervisory actions by regulators; any supervisory action could have a direct material effect on the Bank’s financial statements. Management believes, as of June 30, 2010, that Bank meets all capital adequacy requirements to which they are subject.

The capital ratios for the Bank at June 30, 2010 are as follows:

Capital Ratios:	Tier 1 Capital to Total Average Assets Ratio June 30, 2010	Tier 1 Capital to Risk-Weighted Assets Ratio June 30, 2010	Total Capital to Risk-Weighted Assets Ratio June 30, 2010
New Century Bank	11.0%	24.2%	26.1%
“Well capitalized” institution under FDIC Regulations	5.00%	6.00%	10.00%

LIQUIDITY

Liquidity for a financial institution is a measure of that institution’s ability to meet depositors’ needs for funds, to satisfy or fund loan commitments, and for other operating purposes.  Ensuring adequate liquidity is an objective of the Asset/Liability Management process.  The Bank coordinates its management of liquidity with its interest rate sensitivity and capital position.  The Bank’s policy is to maintain a strong liquidity position.

The Bank’s investment portfolio provides periodic cash flows through regular maturities and amortization, and can be used as collateral to secure additional liquidity funding.  The Bank’s principal sources of funds are shareholder capital, deposits, debt issuance, principal and interest payments on loans, and other funds from operations.

The Bank’s operating activities generated $1.4 million of cash flows for the six months ended June 30, 2010.   Investing activities used $213.1 million in the first half of 2010 primarily for funding of the Bank’s new loan activity.  Financing activities provided $287.7 million for the six months ended June 30, 2010 from the increase of deposit activity of approximately $239.1 million and the completion of common stock offerings with net proceeds of approximately $48.6 million.

Overall, based on the Bank’s core deposit base and available sources of borrowed funds, management believes that the Bank has adequate resources to meet its short-term and long-term cash requirements within the foreseeable future.

INTEREST RATE SENSITIVITY

The largest component of the Bank’s net income is net interest income, and the majority of its financial instruments are interest rate sensitive assets and liabilities with various terms and maturities.  One of the primary objectives of management is to maximize net interest income while minimizing interest rate risk.  Interest rate risk is derived from timing differences in the repricing of assets and liabilities, loan prepayments, deposit withdrawals, and differences in lending and funding rates.  The Bank’s Asset/Liability Committee actively seeks to monitor and control the mix of interest rate sensitive assets and interest rate sensitive liabilities.

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at June 30, 2010 that are anticipated, based upon certain assumptions, to reprice or mature in each of the future time periods shown.  Except as stated below, the amount of assets and liabilities shown that reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual maturity of the asset or liability.  The table sets forth an approximation of the projected repricing of assets and liabilities at June 30, 2010, on the basis of contractual maturities, anticipated prepayments, and scheduled rate adjustments within a three-month period and subsequent selected time intervals.  The loan amounts in the table reflect principal balances expected to be repaid and/or repriced as a result of contractual amortization and anticipated prepayments of adjustable and fixed rate loans, and as a result of contractual rate adjustments on adjustable rate loans.

	At June 30, 2010
	3 months or less	3 to 6 months	6 to 12 months	1 to 3 years	3 to 5 Years	over 5 years	Total
	(dollars in thousands)
Interest earning deposits and federal funds sold	$139,400	$—	$—	$—	$—	$—	$139,400
Investment Securities and restricted stock	1,532	704	1,665	2,752	2,646	5,719	15,018
Loans receivable	342,945	9,125	17,242	59,170	29,207	10,891	468,580
Total interest earning assets	483,877	9,829	18,907	61,922	31,853	16,610	622,988
Non interest earning assets	—	—	—	—	—	10,511	10,511
Total assets	$483,877	$9,829	$18,907	$61,922	$31,853	$27,121	$633,509
Other interest bearing deposits	$191,592	$—	$—	$—	$—	$—	$210,644
Time deposits	91,931	114,085	55,887	33,969	3,483	—	299,355
Other borrowings	5,000	—	—	5,000	1,000	—	11,000
Subordinated debt	2,000	—	—	—	—	—	2,000
Total interest bearing liabilities	290,523	114,085	55,887	38,969	4,483	19,052	522,999
Non interest bearing liabilities	—	—	—	—	—	44,851	44,851
Stockholders' equity	—	—	—	—	—	65,659	65,659
Total liabilities and equity	$290,523	$114,085	$55,887	$38,969	$4,483	$129,562	$633,509
Interest sensitivity gap	$193,354	$(104,256)	$(36,980)	$22,953	$27,370	$(2,442)
Cumulative interest sensitivity gap	$193,354	$89,098	$52,118	$75,071	$102,441	$99,999
Cumulative interest sensitivity gap to total assets	30.5%	14.1%	8.2%	11.9%	16.2%	15.8%
Cumulative interest earning assets to cumulative interest bearing liabilities	166.6%	122.0%	111.3%	115.0%	120.3%	119.1%

As shown above, the Bank has a positive cumulative gap (cumulative interest sensitive assets are greater than cumulative interest sensitive liabilities) within the next six months, which generally indicates that an increase in rates may lead to an increase in net interest income and a decrease in rates may lead to a decrease in net interest income.  Interest rate sensitivity gap analysis measures whether assets or liabilities may reprice but does not capture the ability to reprice or the range of potential repricing on assets or liabilities.  Thus indications based on a negative or positive gap position need to be analyzed in conjunction with other interest rate risk management tools.

Management believes that the assumptions and combination of methods utilized in evaluating estimated net interest income are reasonable.  However, the interest rate sensitivity of the Bank’s assets, liabilities and off-balance sheet financial instruments, as well as the estimated effect of changes in interest rates on estimated net interest income, could vary substantially if different assumptions are used or actual experience differs from the assumptions used in the model.

About the Bank

New Century Bank (the “Bank”) is a state-chartered, full-service bank headquartered in Phoenixville, Pennsylvania.  The Bank is a member of the Federal Reserve System and is insured by the Federal Deposit Insurance Corporation (FDIC).  With assets of more than $900 million, the Bank provides a full range of banking services to small and medium-sized businesses, professionals, individuals and families through branch locations in Pennsylvania and New York. The Bank is focused on serving its targeted markets with a growth strategy that includes strategically placed branches throughout its market area and continually expanding its portfolio of loans to small businesses and consumers.

The Bank has filed a registration statement on Form S-1 (File no. 333-166225) with the U.S. Securities and Exchange Commission ("SEC") which includes a prospectus for the offer and sale of securities of a potential bank holding company (the “Holding Company”) to shareholders of the Bank in connection with a proposed reorganization of the Bank to a bank holding company structure (the "proposed transaction"), as well as a proxy statement of the Bank for the solicitation of proxies from the Bank's shareholders for use at the Bank's 2010 annual meeting.  The combined prospectus and proxy statement, together with other documents filed by the Holding Company with the SEC, will contain important information about the Bank, the Holding Company and the proposed transaction.  We urge investors and Bank shareholders to read carefully the combined prospectus and proxy statement and other documents filed with the SEC, including any amendments or supplements also filed with the SEC.  Bank shareholders in particular should read the combined prospectus and proxy statement carefully before making a decision concerning the proposed transaction. Investors and shareholders may obtain a free copy of the combined prospectus and proxy statement at the SEC's website at http://www.sec.gov.  Copies of the combined prospectus and proxy statement can also be obtained free of charge by directing a request to New Century Bank, Corporate Secretary, 99 Bridge Street, Phoenixville, PA 19460, or calling (484) 923-2164.

The Bank, the Holding Company and certain of their directors and executive officers may, under the rules of the SEC, be deemed to be "participants" in the solicitation of proxies from shareholders in connection with the proposed transaction.  Information concerning the interests of directors and executive officers is set forth in the combined prospectus and proxy statement relating to the proposed transaction.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale is unlawful before registration or qualification of the securities under the securities laws of the jurisdiction. No offer of securities shall be made except by means of a prospectus satisfying the requirements of Section 10 of the Securities Act of 1933, as amended.

“Safe Harbor” Statement

In addition to historical information, this information may contain “forward-looking statements” which are made in good faith by the Bank, pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements include statements with respect to the Bank’s strategies, goals, beliefs, expectations, estimates, intentions, financial condition, results of operations, future performance and business.  Statements preceded by, followed by or that include the words “may,” “could,” “should,” “pro forma,” “looking forward,” “would,”  “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” or similar expressions generally indicate a forward-looking statement.  These forward-looking statements involve risks and uncertainties that are subject to change based on various important factors (some of which, in whole or in part, are beyond the Bank’s control).  Numerous competitive, economic, regulatory, legal and technological factors, among others, could cause the Bank’s financial performance to differ materially from the goals, plans, objectives, intentions and expectations expressed in such forward-looking statements.  The Bank cautions that the foregoing factors are not exclusive, and neither such factors nor any such forward-looking statement takes into account the impact that any future acquisition may have on the Bank and any such forward-looking statement.  The Bank does not undertake to update any forward-looking statement whether written or oral, that may be made from time to time by or on behalf of the Bank.